

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 3, 2017

Roland Wu
Chief Financial Officer
NQ Mobile Inc.
No. 4 Building, 11 Heping Li East Street
Dongcheng District, Beijing 100013
The People's Republic of China

> **Re:** **NQ Mobile Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 6, 2016**
> **Form 6-K filed January 25, 2017**
> **File No. 001-35145**

Dear Mr. Wu:

We have reviewed your letter dated March 1, 2017 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 14, 2017.

Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 79

1.   We refer you to comment 10 in our letter dated November 7, 2016. When providing the disclosures regarding any reporting unit considered to be at risk for impairment in your December 31, 2016 Form 20-F, please confirm that you will clearly address the impact of the pending disposal of the Showself live social video business on the Security and Other

reporting unit's goodwill evaluation and in applying the guidance in ASC 350-20-40-1 through 40-7. Refer to Item 5.A of Form 20-F, Section V of Release 33-8350, and FRR 501.14 for further guidance.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10. Goodwill, page F-53

2.   We note the estimated fair value for the Security and Others reporting unit provided in response to prior comment 3. In light of the March 31, 2017 announcement for the sale of your interest in the Showself live social video business for RMB800 million, please tell us the following:

- The fair value of each component within this reporting unit as of your most recent impairment test;
- How the pending disposal of Showself was factored into your most recent impairment analysis, if at all;
- The carrying value and amount of goodwill of the Showself business to be disposed of; and
- Whether there are any indications of potential goodwill impairment upon consummation of the sale of Showself for either the live mobile social video component and/or for the remaining components in this reporting unit.

Please refer to ASC 350-20-40-1 through 40-7.

Form 6-K filed January 25, 2017

Exhibit 99.1

3.   Your response to prior comment 7 states that the agreements with Dr. Shi and Xinjiang Yinghe provide that if the proposed listing of FL Mobile on stock exchanges in China is terminated or fails to obtain regulatory approval from relevant governmental authorities, both parties may revert the transaction. Please clarify for us whether there is also a probability assessment included in this provision, such as you refer to in your January 20, 2017 response to comment 7.

Roland Wu
NQ Mobile Inc.
April 3, 2017
Page 3

       You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.   If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                    Sincerely,

                    /s/ Kathleen Collins

                    Kathleen Collins
                    Accounting Branch Chief
                    Office of Information Technologies
                    and Services

cc: Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP